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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12 31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pershing Advisor Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City	NJ	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Mark C. Tibergien and Gerard F. Mulligan, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pershing Advisor Solutions LLC, as of December 31, 2019 are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Mark C. Tibergien, Chief Executive Officer

Title

Gerard F. Mulligan

Signature

Gerard F. Mulligan, Chief Financial Officer

Title

Notary Public 2/27/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Pershing Advisor Solutions LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the Company) as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
February 27, 2020

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2019

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	251
Due from affiliated clearing broker		60,367
Fees and other receivables		12,495
Intangible assets		3,910
Other assets		16,042
Total assets	$	93,065
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation payable	$	9,758
Due to affiliates		1,909
Accrued expenses and other		2,029
		13,696
Member's Equity:		
Member's contributions		80,142
Accumulated deficit		(773)
Total member's equity		79,369
Total liabilities and member's equity	$	93,065

See accompanying notes to financial statements.

(1) Organization and Description of Business

Pershing Advisor Solutions LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly owned subsidiary of Pershing Group LLC (the Parent). The Parent is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is a registered broker-dealer with the Securities & Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and Securities Investment Protection Corporation (SIPC) that provides financial business and technology outsourcing solutions primarily to independent, fee-based SEC Registered Investment Advisors (RIA), Family Offices, Turnkey Asset Management Providers (TAMP), and dually-registered advisors working in conjunction with many of Pershing LLC (Pershing) broker-dealer customers.

(2) Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying footnotes. Management believes that the estimates utilized in the financial statements are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2019, the Company had $251 thousand in cash.

(b) Revenue Recognition

Processing and other fee revenue and clearing transaction fee revenue are based on terms specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a good or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of goods and services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time the customer obtains control of the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised goods and services.

Clearing transaction fees are recorded as revenue at a point-in-time, generally on trade date. Processing and other fees include asset based fees, mutual fund fees, and other fees and are recognized on an accrual basis. Interest is earned as part of a participation agreement with Pershing based on the level of customer balances introduced to Pershing, its affiliated clearing broker.

(continued)

Contract revenue and balances

Contract revenue is included in processing and other fees and clearing transactions fee revenue on the statement of income. Fee revenue related to contracts with customers was $116 million for the year ending December 31, 2019. Also included in processing and other fee revenue is $0.5 million of non-contract revenue.

Disaggregation of contract revenue (*in thousands*)

Revenue from contracts with customers	
Processing and other fees	
Mutual fund services	9,958
Management Investment Services	34,076
Other Brokerage Services	52,452
Total processing and other fee revenue	$ 96,486
Clearing transaction fees	
Clearance and execution services	$ 19,895
Total clearing transaction fee revenue	19,895
Total revenue from contracts with customers	$ 116,381

The Company's clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $12.5 million at December 31, 2019 and are included in fees and other receivables on the statement of financial condition.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time. The Company did not record any contract assets as of December 31, 2019.

Contract liabilities represent payments received in advance of providing services under certain contracts. The Company did not record any contract liabilities as of December 31, 2019.

Changes in contract assets and liabilities primarily relate to either party's performance under the contracts.

(c) ***Principal Transactions***

ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

(continued)

As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are derived from or corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 comprises financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2019.

In determining the appropriate levels, the Company performed an analysis of the assets and liabilities that are subject to ASC Topic 820. The following tables present the financial instruments carried at fair value as of December 31, 2019 (dollars in thousands):

	Assets at fair value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Equity Instruments	$ 95	—	—	95
Total assets at fair value	$ 95	—	—	95

	Liabilities at fair value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased				
Municipal Instruments	$ —	26	—	26
Total liabilities at fair value	$ —	26	—	26

(d) *Fixed Assets and Intangible Assets*

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other non-qualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Identifiable intangible assets are stated at cost and amortized on a straight line basis over their estimated useful lives, which is 15 years from the date of acquisition and are assessed for indicators of impairment pursuant to the provision of ASC Topic 350, *Intangibles – Goodwill and Other* and ASC Topic 360, *Property, Plant and Equipment*.

(e) *Restricted Stock Units*

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC Topic 718, *Compensation – Stock Compensation*, and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. The Company's proportionate share of these expenses for the year ended December 31, 2019 was $2.8 million, and has been included in employee compensation and benefits on the statement of income.

(continued)

As of December 31, 2019, $3.2 million of total unrecognized compensation cost related to nonvested restricted stock is expected to be recognized over a weighted average period of approximately zero to four years.

(f) Income Taxes

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which generally requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, Income Taxes, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense in the statement of income.

(g) Leases

We determine if an arrangement is a lease at inception. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. For all leases, we use a rate that represents a collateralized incremental borrowing rate based on similar terms and information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are

(continued)

reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases.

For all leases, we have elected to account for the contractual lease and non-lease components as a single lease component and include in the calculation of the lease liability. The non-lease variable components, such as maintenance expense and other variable costs including non-index or rate escalations have been excluded from the calculation.

(3) Accounting Changes and New Accounting Guidance

(a) Recently Adopted Accounting Standards

The following Accounting Standards Updates ("ASUs") issued by the FASB have been adopted by the Company.

ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued an ASU, *Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.* This ASU requires disclosure of the range and weighted-average of the significant unobservable inputs used in determining the fair value of Level 3 assets and liabilities. This ASU removes the requirement to disclose the transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation process for determining Level 3 fair value measurements.

ASU 2016-02, Leases

In February 2016, the FASB issued *ASU 2016-02, Leases*. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a "right-of use" asset and a payment obligation liability on the balance sheet for most leases and subleases. Additionally, depending on the lease classification under the standard, it may result in different expense recognition patterns and classification than under existing accounting principles. For leases classified as finance leases, it will result in higher expense recognition in the earlier periods and lower expense in the later periods of the lease.

The Company adopted this guidance on January 1, 2019 using the alternative transition method on a prospective basis (and elected to utilize the basket of practical expedients available at implementation) and recognized right-of-use assets of $57 thousand and lease liabilities of $55 thousand on the balance sheet, both based on the present value of the expected remaining lease payments.

(b) Recently Issued Accounting Standards

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost including cash, regulated cash and securities, certain receivables and certain off-balance sheet credit exposures.

The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application. The Company plans to adopt the new standard on January 1, 2020. The Company has developed expected credit loss models and approaches that include consideration of multiple forecast scenarios and other methodologies. The impact to the Company is expected to be immaterial. The Company is currently developing the required disclosures and finalizing changes to internal controls.

(4) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from affiliated clearing broker primarily represents net cash balances held at Pershing. At December 31, 2019, this balance was $60.4 million, which is included as due from affiliated clearing broker on the statement of financial condition.

(5) Related Party Transactions

Clearing and execution services for the Company are provided by Pershing. Expenses related to these services were $43.8 million for the year ended December 31, 2019 and are included in floor brokerage, exchange and clearing fees on the statement of income.

The Company leases office space from Pershing. The expenses for the leased office space and related maintenance allocations for the year ended December 31, 2019 was $2.4 million and is included in related party expenses on the statement of income.

The Company incurred expenses of $4.2 million for the year ended December 31, 2019, for the payment of royalties to Pershing Investments LLC for use of the Pershing trade name, which is included in related party expenses on the statement of income. At December 31, 2019, the Company also has a payable of $375 thousand relating to royalties, which is included in due to affiliates on the statement of financial condition.

(continued)

The Company incurred expenses of $7.4 million for the year ended December 31, 2019, relating primarily to the allocation of technology costs from affiliates, which is included in related party expenses on the statement of income.

At December 31, 2019, the Company has a payable of $395 thousand to an affiliate for payroll services. The Company also has payables to affiliates of $1 million relating to certain administrative support and marketing services, primarily from financial system support, human resources, accounts payable and corporate communications, which is included in due to affiliates on the statement of financial condition. The expense associated with the administrative support and marketing services is $9.7 million, which is included in related party expenses on the statement of income for the year ended December 31, 2019.

The Company also maintains a cash account with an affiliate to fund its day-to-day operations, and $251 thousand was held in the operating cash account at December 31, 2019.

(6) Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2019, fixed assets amounted to $10.9 million net of accumulated depreciation of $6.1 million, and are included in other assets on the statement of financial condition. Depreciation expense for the year ended December 31, 2019 was $971 thousand, of which $942 thousand is included in communications and data processing on the statement of income and $29 thousand is included in occupancy and equipment.

(7) Intangible Assets

Intangible assets include certain registered investment advisor contractual arrangements which are amortized over a 15 year useful life. At December 31, 2019, intangible assets amounted to $3.9 million net of accumulated amortization of $24.2 million. Amortization expense for the year ended December 31, 2019 was $1.9 million, and is included in amortization of intangibles on the statement of income.

(8) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-l. Under the alternative method the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2019, the Company's net capital of $46.5 million was in excess of the minimum requirement by approximately $46.2 million.

Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

(continued)

(9) Leases

The Company has a non-cancelable lease for office space expiring in December 2020. At December 31, 2019 the ROU Asset was $157 thousand, included in other assets on the statement of financial condition, and Lease Liability was $156.8 thousand, included in accrued expenses and other on the statement of financial condition. The remaining weighted average lease term is 12 months and the weighted average incremental borrowing rate used for the lease was 2.11%. The total lease expense for the year was $152 thousand and included $137 thousand of operating expense and $15 thousand of variable lease expense. The cash flows from operating leases were also $146 thousand. At December 31, 2019, there were no lease liabilities on operating leases prior to adopting ASU 2016-02, *Leases*. At December 31, 2019, the maturities of lease liabilities after adopting ASU 2016-02, *Leases* is $158 thousand for 2020.

(10) Commitments and Contingencies

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2019, the total amount of customer balances maintained by Pershing and subject to such indemnification was approximately $1,536 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of customer recourse provisions.

From time to time, the Company is involved in various legal proceedings arising in connection with the conduct of the Company's business. There are no legal proceedings pending that would have a material adverse effect on the Company's financial condition if the plaintiffs were to prevail.

(11) Income Taxes

The current and deferred income tax provision for the year ended December 31, 2019 can be summarized as follows (dollars in thousands):

	Current	Deferred	Total
Federal	$ 994	$ 415	$ 1,409
State and Local	$ 120	$ 693	$ 813
Total	$ 1,114	$ 1,108	$ 2,222

The significant differences between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense are due to state and local income taxes and a revaluation of state net operating loss carryforwards.

(continued)

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a deferred tax asset of $1.0 million and a deferred tax liability of $1.0 million at December 31, 2019. The deferred tax asset is primarily attributable to stock compensation. The deferred tax liability is attributable to depreciation. The net deferred tax asset is $0. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

The Company has apportioned state net operating loss carryforwards of approximately $3.9 million, which will begin to expire in 2023.

Federal taxes payable of $0.2 million due to BNY Mellon are included in affiliate payables on the statement of financial condition. State taxes receivable of $0.1 million are included in other assets on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City income tax returns are closed to examination through 2012. The Company's New Jersey income tax returns are closed to examination through 2014.

(12) Fair Value Information

At December 31, 2019, the Company's assets and liabilities are recorded at either fair value or at amounts which approximate their fair value. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments.

(13) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules. The Company made a matching contribution of approximately $1.4 million to this plan for the year ending December 31, 2019, which is included in employee compensation and benefits on the statement of income.

(14) Financial Support

The Company has an agreement with the Parent, whereby the Parent has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2021.

(15) Subsequent Events

The Company has evaluated subsequent events from December 31, 2019 through February 27, 2020, the date that the accompanying financial statements are available to be issued.